PRESS RELEASE	SVU-TSX VENTURE EXHANGE

SPUR VENTURES NEGOTIATING TO ACCELERATE
PRODUCTION OF FERTILIZER AT YICHANG, CHINA

VANCOUVER, BRITISH COLUMBIA, October 15th, 2003 -- In recent months, the outlook for the Chinese fertilizer market has improved considerably. China has introduced a series of policy and legal reforms involving rural land rights, the realization of which holds the potential to create a broad based, grass roots economic growth to fire the engine of renewed rural productivity and consumption for 800 million rural Chinese. Under legislation and policy passed in Beijing in recent months, there are 210 million farm households earning ownership rights to 130 million hectares of arable land – worth approximately US$500 billion.

This wealth transfer will create a positive impact on rural economic growth and one of the main beneficiaries will be producers of domestic fertilizers.

Spur Ventures and Yichang Phosphorous Chemical Industry Group (YPCC) established in 1996 a joint venture, the “Yichang Joint Venture”, to develop the Yichang Phosphate deposit and construct a 1 million tonnes per annum phosphate fertilizer plant.

YPCC is a state owned enterprise in Yichang City, Hubei Province, China.

Project approvals at the municipal, provincial and Beijing levels have been sought for the Yichang Joint Venture over the last six years and a full engineering feasibility has been completed. All environmental approvals have been received and final mining and business licenses are expected before year end.

In response to this new legislation, which will trigger significant new investment in the agriculture sector in the near term, Spur Ventures has been assessing strategic alternatives to accelerate the timeframe to commence production of fertilizer and therefore earlier cash flow.

To this end, Spur Ventures and YPCC have commenced negotiations on a proposal whereby Spur would acquire a controlling interest in an existing fertilizer facility, the Xinyuan Plant in Yichang. Xinyuan is majority owned by YPCC. Spur has commenced financial, engineering and legal due diligence on Xinyuan which is planned for completion before the end of November 2003.

The Xinyuan plant was commissioned in 2000, and currently has the capacity to produce 100,000 tonnes per annum of sulphate based NPK fertilizer. It is proposed that Spur would inject new capital into a new joint venture (the “Xinyuan joint venture”) to earn its majority interest. This new capital would be utilized to construct a phosphoric acid plant and to expand the production capacity to 200,000 tonnes. On this basis, gross revenues for such a project could be approximately US$ 35.0 million annually at current product prices.

Mr. Steven Dean, Chairman of Spur Ventures Inc. commented that “with China growth expected to exceed 8 percent in 2003 and 2004 and the stimulus from policy reforms and this new legislation, it is key to gain access to the China fertilizer market immediately in a staged approach where risks are minimized and capital costs are reduced as well. If achieved, the internal rate of return will be significant to Spur shareholders while minimizing shareholder dilution.”

This news release includes certain statements that may be deemed to be “forward-looking statements” regarding the timing and content of upcoming programs. Although Spur Ventures believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include phosphate and potash prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

“Steven G. Dean”	“Robert G. Atkinson”

Steven G. Dean, Chairman	Robert G. Atkinson, Vice Chairman

For further information, please contact Robert G. Atkinson at 604-689-5564.

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